UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 19, 2021

KALEYRA, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38320	82-3027430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Via Marco D’Aviano, 2, Milano MI, Italy	20131
(Address of Principal Executive Offices)	(Zip Code)

+39 02 288 5841

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	KLR	NYSE American LLC
Warrants, at an exercise price of $11.50 per share of Common Stock	KLR WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On February 19, 2021, Kaleyra, Inc. (“Kaleyra”) issued a press release announcing the acquisition of mGage (“mGage”), a leading global mobile messaging provider, for $215 million (subject to certain customary adjustments). Concurrently with the execution of the merger agreement, the Company entered into PIPE subscription agreements and convertible note subscription agreements, with certain institutional investors. A copy of Kaleyra’s press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

On February 19, 2021, Kaleyra posted a slide presentation on its investor relations website. A copy of Kaleyra’s presentation is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

All information in the press release and the slide presentation is furnished and shall not be deemed “filed” with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liability of that Section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that Chart specifically incorporates it by reference.

Cautionary Statement Regarding Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to the proposed transaction between mGage and the Company, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, expansion plans, projected future results and market opportunities of mGage. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of the Company of the issuance of shares as merger consideration and for the PIPE and Convertible Note investments by the Company and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the PIPE and Convertible Note investments in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on mGage’s business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of mGage and potential difficulties in mGage employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against mGage or against the Company related to the merger agreement or the transaction, (vii) the ability to maintain the listing of the Company’s securities on a national securities exchange, (ix) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or mGage operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or mGage’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xi) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry and (xii) the size and growth of the market in which mGage operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and mGage and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither mGage nor the Company gives any assurance that either mGage or the Company or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, the Company intends to file a combination proxy statement/prospectus registration statement on Form S-4 with the SEC. The proxy statement will be sent to the stockholders of the Company. The Company and mGage also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by the Company and mGage through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://www.kaleyra.com/ or upon written request to the Company, c/o Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy.

Participants in Solicitation

The Company and mGage and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the combination proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Exhibits.

The exhibits required by this item are set forth on the Exhibit Index attached hereto.

Exhibit Number

99.1	Press Release dated February 19, 2021.

99.2	Investor Presentation dated February 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 19, 2021

By:	/s/ Dario Calogero
Name:	Dario Calogero
Title:	Chief Executive Officer and President

Exhibit 99.1

Kaleyra to Acquire Mobile Messaging Solution Provider mGage for $215 million and

Prices $200 Million of Senior Unsecured Convertible Notes and $125 Million Common Stock

Combination will create a top-5 global CPaaS platform with strong positions in the Americas, Europe and APAC

On a pro forma basis, existing North America customer base will be approximately 31% of revenue

On a pro forma basis, 2021 revenue is expected to exceed $350 million, more than double Kaleyra’s 2020 revenue

Vienna, VA and Atlanta, GA – February 19, 2021 - Kaleyra, Inc. (NYSE: KLR) (KLR WS) (“Kaleyra” or the “Company”) a rapidly growing cloud communications software provider delivering a secure system of application programming interfaces (APIs) and connectivity solutions in the API/Communications Platform as a Service (CPaaS) market, today announced it has signed a definitive agreement to acquire mGage, a leading global mobile messaging provider for $215 million in cash and Kaleyra common stock.

mGage, a Vivial company, is a best-of-breed mobile messaging solution allowing enterprise clients across a diverse range of end-markets to effectively engage with their customers through all mobile channels for a variety of use cases. mGage serves its customers through its cloud-based enterprise mobile messaging platform Communicate Pro, their API solution Connect, as well as Omnichannel mobile messaging offering such as SMS, MMS and RCS.

Communicate Pro is mGage’s cloud-based, enterprise-level messaging platform that connects brands with their customers through all major mobile messaging channels. mGage’s enterprise-grade APIs allow clients to seamlessly build on existing messaging programs without the need for extensive development. mGage is one of only four mobile messaging providers with direct connections to all major U.S. carriers, providing unique network performance and cost advantages.

mGage’s unique offering supports several of the world’s most valuable brands spanning a diverse range of end markets which has created a solid business model based on recurring message volume and negligible churn. Moreover, mGage’s top-10 clients have an average tenure of over 10 years. mGage’s industry leading product offerings and long-term blue-chip customer base has generated 20%+ revenue growth, 30%+ gross margin profile, high-teens EBITDA margin profile along with generating free cash flow at scale.

“We are thrilled to welcome mGage, its customers, and the entire mGage team to the Kaleyra family. Kaleyra and mGage together are uniting two world class enterprise cloud communications companies to create a top-5 global CPaaS platform with a diversified and balanced product portfolio and geographical representation. On a proforma basis, in 2021 Kaleyra and mGage will process over 50 billion transactions worldwide, with approximately 31% of revenue coming from North America, over 30% coming from Europe and the remainder evenly split between APAC and Latin America. This transaction makes Kaleyra one of the most prominent and geographically diverse CPaaS companies in the world, combining the Omnichannel Kaleyra platform with the complementary mGage footprint and top class customer portfolio,” commented Dario Calogero, Kaleyra’s Founder and Chief Executive Officer. “This combination will accelerate and expand Kaleyra’s opportunity to serve the CPaaS market which is expected to reach $26 billion in 2025 with a compound annual growth rate of 35% and consolidate the A2P Enterprise messaging market which is expected to reach $78 billion in 2022. We expect, on a pro forma basis, the new Kaleyra to generate more than $350 million in revenue for fiscal year 2021, increased scale, an enhanced margin profile and robust free cash flow.”

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“We are pleased to support Kaleyra’s acquisition of mGage. The newly combined company will be a leading player in the mobile messaging industry and is well positioned to continue the strong performance and growth that mGage has experienced serving enterprise customers under the leadership of CEO, Jim Continenza,” said David Posnick, Senior Managing Director at Blackstone, the controlling shareholder of mGage.

In connection with the acquisition of mGage, Kaleyra will fund a portion of the acquisition with (i) $200 million of aggregate principal amount of senior unsecured convertible notes due 2026, with certain institutional investors and (ii) $125 million of gross proceeds from the issuance of Kaleyra common stock in a Private Investment in Public Equity (PIPE) transaction, with certain institutional investors.

Oppenheimer & Co Inc. served as exclusive financial advisor to Kaleyra, with DLA Piper LLP (US) serving as legal counsel. Oppenheimer & Co Inc. served as exclusive placement agent for the convertible notes and PIPE transaction. Guggenheim Securities LLC served as exclusive financial advisor to mGage and Vivial, with Weil, Gotshal & Manges LLP and Akin Gump Strauss Hauer & Feld LLP serving as legal counsel.

Acquisition Details

Under the terms of the acquisition agreement, Kaleyra will acquire mGage for a total purchase price of approximately $215 million, subject to adjustments. The consideration to mGage shareholders will consist of cash in the amount of $195 million and 1,600,000 shares of Kaleyra common stock.

Kaleyra will fund the cash consideration to mGage shareholders and related transaction costs with a combination of $200 million in senior unsecured convertible notes and the sale of 8,400,000 shares of common stock in a PIPE offering, for a total share issuance of 10,000,000 shares of common stock at a price of $125 million. Both the convertible notes and the common stock sales will close immediately prior to the closing of the mGage acquisition, which is expected to occur in the second quarter of 2021.

Conference Call Details

Management will conduct an investor conference call that same day at 8:00 a.m. EST (5:00 a.m. PST) to discuss this transaction. Questions will be taken after management’s presentation. A live webcast of the call and the replay will be available in the Investors section of the Kaleyra website at https://investors.kaleyra.com/news-events/ir-calendar.

To Participate via Telephone:

US: 877-407-0792

International: 201-689-8263

Conference ID: 13716817

Replay of the call:

US: 844-512-2921

International: 412-317-6671

Start Date: Friday February 19, 2021, 11:00 a.m. ET

End Date: Friday March 5, 2021, 11:59 p.m. ET

About mGage, a Vivial Company

mGage is a global mobile engagement provider helping brands create powerful and interactive connections with customers. We partner with enterprises to deliver high volume time-sensitive promotional and transactional messages across key messaging channels including SMS, MMS and RCS. We serve 1,000+ enterprises and are a trusted

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connection for more than 600 carriers across the globe. Our broad and deep expertise in the ever-changing mobile technology industry makes us sought-after experts, trusted advisors and the go-to partner for innovative companies that look to use mobile to their best competitive advantage. For more information, visit mGage.com.

About Kaleyra Inc.

Kaleyra, Inc. (NYSE American: KLR) (KLR WS), is a global group providing mobile communication services for financial institutions and enterprises of all sizes worldwide. Through its proprietary platform, Kaleyra manages multi-channel integrated communication services on a global scale, comprising of messages, push notifications, e-mail, instant messaging, voice services and chatbots. Kaleyra’s technology today makes it possible to safely and securely manage billions of messages monthly with a reach to hundreds of MNOs and over 190 countries. For more information: https://www.kaleyra.com/.

Cautionary Statement Regarding Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to the proposed transaction between mGage and the Company, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, expansion plans, projected future results and market opportunities of mGage. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of the Company of the issuance of shares as merger consideration and for the PIPE and Convertible Note investments by the Company and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the PIPE and Convertible Note investments in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on mGage’s business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of mGage and potential difficulties in mGage employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against mGage or against the Company related to the merger agreement or the transaction, (vii) the ability to maintain the listing of the Company’s securities on a national securities exchange, (ix) the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company plans to operate or mGage operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s or mGage’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xi) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry and (xii) the size and growth of the market in which mGage operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and mGage and the Company assume no obligation and do not

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intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither mGage nor the Company gives any assurance that either mGage or the Company or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, the Company intends to file a combination proxy statement/prospectus registration statement on Form S-4 with the SEC. The proxy statement will be sent to the stockholders of the Company. The Company and mGage also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by the Company and mGage through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at https://www.kaleyra.com/ or upon written request to the Company, c/o Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy.

Participants in Solicitation

The Company and mGage and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the combination proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Investor Contacts

Michael Bowen

ICR, Inc.

Michael.Bowen@icrinc.com

ir@kaleyra.com

203-682-8299

Marc P. Griffin

ICR, Inc.

Marc.Griffin@icrinc.com

ir@kaleyra.com

646-277-1290

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Exhibit 99.2 AMERICAN Kaleyra & mGage Combination Overview Investor Presentation February 2021 Copyright © Kaleyra, Inc. 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialExhibit 99.2 AMERICAN Kaleyra & mGage Combination Overview Investor Presentation February 2021 Copyright © Kaleyra, Inc. 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

LEGAL DISCLAIMER INVESTOR PRESENTATION This communication is for informational purposes only. This presentation has been prepared to assist parties in making their own evaluation with respect to the proposed acquisition (the “acquisition”) of mGage LLC (“mGage”) by Kaleyra, Inc (“Kaleyra” or the “Company”), and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. Kaleyra assumes no obligation to update the information in this communication. This presentation is not an offer to buy or the solicitation of an offer to sell Kaleyra securities. Without the express prior written consent of mGage and Kaleyra, this communication and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of mGage and the potential business combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This communication supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future business plans of Kaleyra’s management team and the Company’s financial results. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intends, may, might,” plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on certain assumptions of Kaleyra’s management in light of its experience and perception of historical trends, current conditions and expected future developments and their potential effects on Kaleyra as well as other factors Kaleyra’s management believes are appropriate in the circumstances. There can be no assurance that future developments affecting Kaleyra will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Kaleyra) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Kaleyra undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain industry and market data information in this presentation is based on the estimates of Kaleyra’s management. Kaleyra’s management obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Kaleyra’s management believes these estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which management obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. NON-GAAP FINANCIAL MEASURE AND RELATED INFORMATION This presentation includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, the consolidated pro forma earnings of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization calculated from the unaudited consolidated financial statements of such party and its subsidiaries, plus (i) transaction expenses, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by Kaleyra or any of its subsidiaries to its or their employees and (vi) any provision for the write down of assets. The pre-2019 pro forma earnings of Kaleyra, which is an Italian company, and its subsidiaries, which include subsidiaries outside of the U.S., may not be prepared in conformance with Article 11 of Regulation S-X of the U.S. Securities and Exchange Commission (the SEC ). Kaleyra’s management believes that this non-GAAP measure of Kaleyra’s financial results will provide useful information to investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations. Investors should not rely on any single financial measure to evaluate Kaleyra’s anticipated business. Certain of the financial metrics in this presentation can be found in Kaleyra’s Form 10-K for the fiscal year ended December 31, 2019, filed with the “SEC” on April 22, 2020, and in Kaleyra's Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 9, 2020, and the reconciliation of Adjusted EBITDA can be found on slide 42 of this presentation. The recipient is cautioned not to place undue reliance on these non-GAAP financial measures. PROJECTED FINANCIAL INFORMATION This presentation contains financial forecasts, including with respect to the Company’s estimated revenue, revenue growth, EBITDA, adjusted EBITDA, revenue CAGR, EBITDA CAGR and EBITDA margin. The Company’s the independent registered public accounting has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. Any estimates, forecasts or projections set forth in this presentation have been prepared by the Company in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis and reflect numerous judgments, estimates and assumptions that are inherently uncertain in prospective financial information of any kind. As such, no representation can be made as to the attainability of such estimates, forecasts and projections. The recipient is cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformity with GAAP. The estimates, forecasts and projections included in this presentation are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, which include, but are not limited to, those mentioned in the prior paragraphs under the caption “Forward-Looking Statements.” The recipient therefore should not rely on the estimates, forecasts or projections contained in this presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Acquisition, Kaleyra intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Kaleyra’s common stock in connection with Kaleyra’s solicitation of proxies for the vote by Kaleyra’s stockholders with respect to the Acquisition and other matters as described in the Registration Statement. After the Registration Statement has been declared effective, Kaleyra will mail a definitive proxy statement/prospectus, when available, to its stockholders and mGage’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Kaleyra, mGage and the Acquisition. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kaleyra through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy. TRADEMARKS AND INTELLECTUAL PROPERTY All trademarks, service marks, and trade names of Kaleyra and its subsidiaries or affiliates used herein are trademarks, service marks, or registered trademarks of Kaleyra as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners. NO OFFER OR SOLICITATION This presentation shall also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. PARTICIPANTS IN THE SOLICITATION Kaleyra and mGage and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Acquisition. Information about the directors and executive officers of Kaleyra in its Annual Report on Form 10-K, filed with the SEC on April 22, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Acquisition. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. 2 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialLEGAL DISCLAIMER INVESTOR PRESENTATION This communication is for informational purposes only. This presentation has been prepared to assist parties in making their own evaluation with respect to the proposed acquisition (the “acquisition”) of mGage LLC (“mGage”) by Kaleyra, Inc (“Kaleyra” or the “Company”), and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modelling or back-testing or any other information contained herein. Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. Kaleyra assumes no obligation to update the information in this communication. This presentation is not an offer to buy or the solicitation of an offer to sell Kaleyra securities. Without the express prior written consent of mGage and Kaleyra, this communication and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of mGage and the potential business combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This communication supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of U.S. federal securities laws. Such forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future business plans of Kaleyra’s management team and the Company’s financial results. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intends, may, might,” plan, possible, potential, predict, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on certain assumptions of Kaleyra’s management in light of its experience and perception of historical trends, current conditions and expected future developments and their potential effects on Kaleyra as well as other factors Kaleyra’s management believes are appropriate in the circumstances. There can be no assurance that future developments affecting Kaleyra will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of Kaleyra) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions being made prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Kaleyra undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain industry and market data information in this presentation is based on the estimates of Kaleyra’s management. Kaleyra’s management obtained the industry, market and competitive position data used throughout this presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Kaleyra’s management believes these estimates to be accurate as of the date of this presentation. However, this information may prove to be inaccurate because of the method by which management obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. NON-GAAP FINANCIAL MEASURE AND RELATED INFORMATION This presentation includes reference to Adjusted EBITDA, a financial measure that is not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA is defined as of any date of calculation, the consolidated pro forma earnings of Kaleyra and its subsidiaries, before finance income and finance cost (including bank charges), tax, depreciation and amortization calculated from the unaudited consolidated financial statements of such party and its subsidiaries, plus (i) transaction expenses, (ii) without duplication of clause (i), severance or change of control payments, (iii) any expenses related to company restructuring, (iv) the Adjusted EBITDA for pre-acquisition period of subsidiaries, (v) any compensation expenses relating to stock options, restricted stock units, restricted stock or similar equity interests as may be issued by Kaleyra or any of its subsidiaries to its or their employees and (vi) any provision for the write down of assets. The pre-2019 pro forma earnings of Kaleyra, which is an Italian company, and its subsidiaries, which include subsidiaries outside of the U.S., may not be prepared in conformance with Article 11 of Regulation S-X of the U.S. Securities and Exchange Commission (the SEC ). Kaleyra’s management believes that this non-GAAP measure of Kaleyra’s financial results will provide useful information to investors regarding certain financial and business trends relating to Kaleyra’s anticipated financial condition and results of operations. Investors should not rely on any single financial measure to evaluate Kaleyra’s anticipated business. Certain of the financial metrics in this presentation can be found in Kaleyra’s Form 10-K for the fiscal year ended December 31, 2019, filed with the “SEC” on April 22, 2020, and in Kaleyra's Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 9, 2020, and the reconciliation of Adjusted EBITDA can be found on slide 42 of this presentation. The recipient is cautioned not to place undue reliance on these non-GAAP financial measures. PROJECTED FINANCIAL INFORMATION This presentation contains financial forecasts, including with respect to the Company’s estimated revenue, revenue growth, EBITDA, adjusted EBITDA, revenue CAGR, EBITDA CAGR and EBITDA margin. The Company’s the independent registered public accounting has not audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. Any estimates, forecasts or projections set forth in this presentation have been prepared by the Company in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis and reflect numerous judgments, estimates and assumptions that are inherently uncertain in prospective financial information of any kind. As such, no representation can be made as to the attainability of such estimates, forecasts and projections. The recipient is cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformity with GAAP. The estimates, forecasts and projections included in this presentation are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, which include, but are not limited to, those mentioned in the prior paragraphs under the caption “Forward-Looking Statements.” The recipient therefore should not rely on the estimates, forecasts or projections contained in this presentation. IMPORTANT INFORMATION AND WHERE TO FIND IT In connection with the Acquisition, Kaleyra intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Kaleyra’s common stock in connection with Kaleyra’s solicitation of proxies for the vote by Kaleyra’s stockholders with respect to the Acquisition and other matters as described in the Registration Statement. After the Registration Statement has been declared effective, Kaleyra will mail a definitive proxy statement/prospectus, when available, to its stockholders and mGage’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Kaleyra, mGage and the Acquisition. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Kaleyra through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Kaleyra, Inc., Via Marco D’Aviano, 2, Milano MI, Italy. TRADEMARKS AND INTELLECTUAL PROPERTY All trademarks, service marks, and trade names of Kaleyra and its subsidiaries or affiliates used herein are trademarks, service marks, or registered trademarks of Kaleyra as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners. NO OFFER OR SOLICITATION This presentation shall also not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. PARTICIPANTS IN THE SOLICITATION Kaleyra and mGage and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Acquisition. Information about the directors and executive officers of Kaleyra in its Annual Report on Form 10-K, filed with the SEC on April 22, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Acquisition. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. 2 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA AND mGage – A COMPELLING COMBINATION The Kaleyra / mGage combination offers key strategic and operational benefits Compelling Combination Rationale Kaleyra / mGage: Robust Financial and Operational Profile (1) A Kaleyra / mGage combination will create a top-5 global CPaaS + platform with a strong position in the US, LatAm and APAC $361 million $45 million ~22% An mGage acquisition vastly expands Kaleyra’s existing US customer (2) (3) 2021E PF Revenue 2021E PF Adj. EBITDA PF 2019A-2021E base and R&D footprint (2) Revenue CAGR Expands Kaleyra’s network operator connections and provides direct ~23% ~13% 44 billion connectivity to all Tier I US carriers (3) PF 2019A-2021E 2021E EBITDA Margin Total KLR+mGage Message (3) Adj. EBITDA CAGR Volume in 2019 Highly complementary product, market and channel fit across CPaaS services and marketing / engagement services 3,800+ 550+ 150+ (4) Creates a scaled CPaaS roll-up platform in the emerging Customers Employees Worldwide Countries and Territories Served CPaaS ecosystem (5) Pro Forma Combined Revenue By Geography Significant potential for highly realizable cost synergies and cross- selling opportunities APAC 18% mGage is the perfect strategic fit and aligns with Kaleyra’s history of North America focused and disciplined acquisitions 31% Rest of _______________________ World Source: Company presentations, Company filings 1 Based on unaudited results for mGage; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out 18% of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 2 2021E includes Year 1 Revenue Synergies from cross selling of $3.4 million Europe 3 2021E includes Year 1 Synergies of $5.1 million 4 2021E Combined Headcount Plan 25% 5 KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue 3 by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA AND mGage – A COMPELLING COMBINATION The Kaleyra / mGage combination offers key strategic and operational benefits Compelling Combination Rationale Kaleyra / mGage: Robust Financial and Operational Profile (1) A Kaleyra / mGage combination will create a top-5 global CPaaS + platform with a strong position in the US, LatAm and APAC $361 million $45 million ~22% An mGage acquisition vastly expands Kaleyra’s existing US customer (2) (3) 2021E PF Revenue 2021E PF Adj. EBITDA PF 2019A-2021E base and R&D footprint (2) Revenue CAGR Expands Kaleyra’s network operator connections and provides direct ~23% ~13% 44 billion connectivity to all Tier I US carriers (3) PF 2019A-2021E 2021E EBITDA Margin Total KLR+mGage Message (3) Adj. EBITDA CAGR Volume in 2019 Highly complementary product, market and channel fit across CPaaS services and marketing / engagement services 3,800+ 550+ 150+ (4) Creates a scaled CPaaS roll-up platform in the emerging Customers Employees Worldwide Countries and Territories Served CPaaS ecosystem (5) Pro Forma Combined Revenue By Geography Significant potential for highly realizable cost synergies and cross- selling opportunities APAC 18% mGage is the perfect strategic fit and aligns with Kaleyra’s history of North America focused and disciplined acquisitions 31% Rest of _______________________ World Source: Company presentations, Company filings 1 Based on unaudited results for mGage; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out 18% of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 2 2021E includes Year 1 Revenue Synergies from cross selling of $3.4 million Europe 3 2021E includes Year 1 Synergies of $5.1 million 4 2021E Combined Headcount Plan 25% 5 KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue 3 by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA AND mGage—A COMBINATION OF TWO LEADING CPaaS COMPANIES High Growth Global Communications Platform as a Service (CPaaS) offering multi-channel integrated communications platform for delivering secure and reliable connections to customers • Business Combination Highlights (1) Pro Forma Combined Revenue − Combination will create a top-5 global CPaaS platform with strong positions in the ($USD Millions) Americas, Europe and APAC − Expands existing North America customer base to ~31% of revenue as well as R&D (2) $360.6 footprint − Direct connectivity to all Tier I US carriers $284.6 $241.4 − Significant cost synergies and cross-selling opportunities • Financial Highlights − Strong customer diversification across multiple industry verticals with no customer making up more than ~18% of revenues − Scalable financial profile highlighted by high growth, increasing profitability and robust free cash flow − Combined Pro Forma Gross Margins of ~26% for 2021E 2019A 2020E 2021E Revenue • Large Addressable Market 17.9% 26.7% Growth (%) − Large market opportunity coupled with strong secular tailwinds − CPaaS market is expected to reach $25.9 billion in 2025E, up from $4.3 billion in 2019A (1, 4) (3) Pro Forma Combined Revenue By End Market , increasing at a CAGR of ~35% − Strong growth in AI, Chatbots and other interactive omni channel services Other 18% • 2021 Growth Drivers Enterprise Software − Post Covid-19 Recovery 25% Technology 6% − Latin American Expansion − Continued strength in digital transformation Travel / Retail / − Secular growth in A2P messaging volume Education ___________________________ Financial 11% Source: Company presentations, marketing materials and filings Services 1 Based on unaudited results for mGage 25% 2 Includes Year 1 Revenue Synergies from cross selling of $3.4mm Connectivity 3 IDC Report 15% 4 4 Kaleyra End Market as of Q3 2020. mGage End Market as of LTM October 2020. Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 22.2% 2019A-2021E CAGRKALEYRA AND mGage—A COMBINATION OF TWO LEADING CPaaS COMPANIES High Growth Global Communications Platform as a Service (CPaaS) offering multi-channel integrated communications platform for delivering secure and reliable connections to customers • Business Combination Highlights (1) Pro Forma Combined Revenue − Combination will create a top-5 global CPaaS platform with strong positions in the ($USD Millions) Americas, Europe and APAC − Expands existing North America customer base to ~31% of revenue as well as R&D (2) $360.6 footprint − Direct connectivity to all Tier I US carriers $284.6 $241.4 − Significant cost synergies and cross-selling opportunities • Financial Highlights − Strong customer diversification across multiple industry verticals with no customer making up more than ~18% of revenues − Scalable financial profile highlighted by high growth, increasing profitability and robust free cash flow − Combined Pro Forma Gross Margins of ~26% for 2021E 2019A 2020E 2021E Revenue • Large Addressable Market 17.9% 26.7% Growth (%) − Large market opportunity coupled with strong secular tailwinds − CPaaS market is expected to reach $25.9 billion in 2025E, up from $4.3 billion in 2019A (1, 4) (3) Pro Forma Combined Revenue By End Market , increasing at a CAGR of ~35% − Strong growth in AI, Chatbots and other interactive omni channel services Other 18% • 2021 Growth Drivers Enterprise Software − Post Covid-19 Recovery 25% Technology 6% − Latin American Expansion − Continued strength in digital transformation Travel / Retail / − Secular growth in A2P messaging volume Education ___________________________ Financial 11% Source: Company presentations, marketing materials and filings Services 1 Based on unaudited results for mGage 25% 2 Includes Year 1 Revenue Synergies from cross selling of $3.4mm Connectivity 3 IDC Report 15% 4 4 Kaleyra End Market as of Q3 2020. mGage End Market as of LTM October 2020. Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 22.2% 2019A-2021E CAGR

COMBINED COMPANY WILL HAVE A POWERFUL BUSINESS AND FINANCIAL PROFILE Combination will create a scale player with highly attractive growth and cash flow (1) Combined Pro Forma ($USD Millions) (2) (incl. 9 mos. of synergies) (3) 2021E Revenue $184.1 million $173.1 million $360.6 million 2019A-2021E Revenue CAGR 19.2% 24.4% 22.2% (4) 2021E Gross Profit $38.3 million $53.8 million $95.4 million 2021E Gross Margin 20.8% 31.1% 26.5% (5) (6) 2021E Adj. EBITDA $9.8 million $30.5 million $45.3 million 2021E Adj. EBITDA Margin 5.3% 18.4% 12.6% (7) Total Customers ~3,500 ~300 ~3,800 Top 10 Customer Concentration 56% 85% 57% 9% 18% 28% 31% 41% 21% 23% Revenue by Geography 18% 47% 18% 13% 33% North America Europe APAC Rest of World ___________________________ Source: Company presentations, marketing materials and filings Note: KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition 4 Includes Year 1 Synergies of $2 million to be achieved during 2021E and allocation of non-cash costs for $1.2 million 1 Based on unaudited results for mGage 5 Includes Corporate Costs; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of 2 Includes 9 months of synergies that commence from the close of the transaction in early Q2 2021 period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 5 3 Includes Year 1 Revenue Synergies from cross selling of $3.4mm to be achieved during 2021E 6 Includes Year 1 Synergies of $5.1 million to be achieved during 2021E Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 7 Assumes no customer overlapCOMBINED COMPANY WILL HAVE A POWERFUL BUSINESS AND FINANCIAL PROFILE Combination will create a scale player with highly attractive growth and cash flow (1) Combined Pro Forma ($USD Millions) (2) (incl. 9 mos. of synergies) (3) 2021E Revenue $184.1 million $173.1 million $360.6 million 2019A-2021E Revenue CAGR 19.2% 24.4% 22.2% (4) 2021E Gross Profit $38.3 million $53.8 million $95.4 million 2021E Gross Margin 20.8% 31.1% 26.5% (5) (6) 2021E Adj. EBITDA $9.8 million $30.5 million $45.3 million 2021E Adj. EBITDA Margin 5.3% 18.4% 12.6% (7) Total Customers ~3,500 ~300 ~3,800 Top 10 Customer Concentration 56% 85% 57% 9% 18% 28% 31% 41% 21% 23% Revenue by Geography 18% 47% 18% 13% 33% North America Europe APAC Rest of World ___________________________ Source: Company presentations, marketing materials and filings Note: KLR Revenue by Geography and Customer Concentration as of Q3 2020. mGage Customer Concentration as of LTM October 2020 and Revenue by Geography as of FY2019. All Percentages applied to 2020E Kaleyra and mGage Revenue to determine Pro Forma composition 4 Includes Year 1 Synergies of $2 million to be achieved during 2021E and allocation of non-cash costs for $1.2 million 1 Based on unaudited results for mGage 5 Includes Corporate Costs; Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of 2 Includes 9 months of synergies that commence from the close of the transaction in early Q2 2021 period items. Some of the adjustments for 2020 have only been computed for Q1 at this time 5 3 Includes Year 1 Revenue Synergies from cross selling of $3.4mm to be achieved during 2021E 6 Includes Year 1 Synergies of $5.1 million to be achieved during 2021E Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 7 Assumes no customer overlap

THE KALEYRA AND mGage COMBINATION IS A HIGHLY SYNERGISTIC PARTNERSHIP Combined entity is well positioned to leverage highly realizable cost synergies and clear cross-selling opportunities Key Cost Synergies Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E (Year 1) (Year 2) (Year 3, Run-Rate) • Lower per unit messaging costs for Kaleyra’s Q3 2021 $1.2mm $3.1mm $3.7mm COGS US and Indian business • Reduction in Kaleyra’s 3-year hiring plan due to mGage acquisition Personnel / Hiring • Contemplates reduction in US and Indian 2021 Thru 2023 $1.9mm $2.6mm $3.1mm Plan businesses’ hiring plan by ~80 people, with no costs to achieve Shared • Reduction in level of Vivial corporate / shared Q2 2021 $1.3mm $1.7mm $1.7mm Total Cost and Revenue Synergies services provided to mGage post separation Services FY2021 FY2022 FY2023 Total Cost Synergies: $4.4mm $7.4mm $8.5mm $7.8mm $15.7mm $19.4mm Key Revenue Synergies Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E Run-Rate Amount • Cross selling potential between the legacy Kaleyra business and mGage Cross Selling • Currently only considers cross-selling of Q3 2021 $3.4mm $8.3mm $10.9mm Opportunities existing Kaleyra products and services to mGage customers; potential for further upside Total Cost and Revenue Synergies: $7.8mm $15.7mm $19.4mm _______________________ Source: Company Information 6 Note: Assumes transaction close in early Q2 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialTHE KALEYRA AND mGage COMBINATION IS A HIGHLY SYNERGISTIC PARTNERSHIP Combined entity is well positioned to leverage highly realizable cost synergies and clear cross-selling opportunities Key Cost Synergies Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E (Year 1) (Year 2) (Year 3, Run-Rate) • Lower per unit messaging costs for Kaleyra’s Q3 2021 $1.2mm $3.1mm $3.7mm COGS US and Indian business • Reduction in Kaleyra’s 3-year hiring plan due to mGage acquisition Personnel / Hiring • Contemplates reduction in US and Indian 2021 Thru 2023 $1.9mm $2.6mm $3.1mm Plan businesses’ hiring plan by ~80 people, with no costs to achieve Shared • Reduction in level of Vivial corporate / shared Q2 2021 $1.3mm $1.7mm $1.7mm Total Cost and Revenue Synergies services provided to mGage post separation Services FY2021 FY2022 FY2023 Total Cost Synergies: $4.4mm $7.4mm $8.5mm $7.8mm $15.7mm $19.4mm Key Revenue Synergies Synergy Area Description Timing of Realization FY 2021E FY 2022E FY 2023E Run-Rate Amount • Cross selling potential between the legacy Kaleyra business and mGage Cross Selling • Currently only considers cross-selling of Q3 2021 $3.4mm $8.3mm $10.9mm Opportunities existing Kaleyra products and services to mGage customers; potential for further upside Total Cost and Revenue Synergies: $7.8mm $15.7mm $19.4mm _______________________ Source: Company Information 6 Note: Assumes transaction close in early Q2 2021 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

mGage OVERVIEW 7 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialmGage OVERVIEW 7 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

mGage AT A GLANCE Business Overview By The Numbers ~24% 35% ~20 billion • Best of breed mobile messaging solution allowing enterprise (1) ’19A-’21E Revenue CAGR YoY Revenue Growth in Mobile Messages Handled clients to effectively engage with their customers through all (1) 1H 2020 in LTM Oct. 2020 Globally mobile channels for a variety of use cases such as customer care, service alerts, multi-factor authentication and more 300+ 150+ 155 • Solutions delivered through two primary products Communicate Enterprise Clients Countries and Territories Employees Serviced Pro, a cloud based front end user interface, and Connect, an API solution mGage Selected Use Cases • Clients include several of the world’s most valuable brands, and span a diverse range of end markets • One of four mobile messaging providers with direct connections to (2) all four major U.S. carriers , providing unique network Appointment Travel Alerts Multi-Factor performance and cost advantages Reminders Authentication (1) • 2020E Revenue and Adjusted EBITDA of $139.3 million and $30.5 (1, 3) million , respectively ___________________________ 1 Based on unaudited results for mGage Promotional Service Customer Support 2 Prior to the recent combination of T-Mobile and Sprint 3 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and Offers Alerts & Engagement out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; 8 represents Adjusted Segment EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialmGage AT A GLANCE Business Overview By The Numbers ~24% 35% ~20 billion • Best of breed mobile messaging solution allowing enterprise (1) ’19A-’21E Revenue CAGR YoY Revenue Growth in Mobile Messages Handled clients to effectively engage with their customers through all (1) 1H 2020 in LTM Oct. 2020 Globally mobile channels for a variety of use cases such as customer care, service alerts, multi-factor authentication and more 300+ 150+ 155 • Solutions delivered through two primary products Communicate Enterprise Clients Countries and Territories Employees Serviced Pro, a cloud based front end user interface, and Connect, an API solution mGage Selected Use Cases • Clients include several of the world’s most valuable brands, and span a diverse range of end markets • One of four mobile messaging providers with direct connections to (2) all four major U.S. carriers , providing unique network Appointment Travel Alerts Multi-Factor performance and cost advantages Reminders Authentication (1) • 2020E Revenue and Adjusted EBITDA of $139.3 million and $30.5 (1, 3) million , respectively ___________________________ 1 Based on unaudited results for mGage Promotional Service Customer Support 2 Prior to the recent combination of T-Mobile and Sprint 3 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and Offers Alerts & Engagement out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; 8 represents Adjusted Segment EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

CLEAR LEADER AND SCARCE ASSET PERFECTLY ALIGNED WITH INDUSTRY TRENDS mGage is a clear leader in the mobile messaging industry with a highly valuable set of business and financial characteristics Continuous Growth in mGage Solutions Overview Messaging Volume (Millions) • Communicate Pro: Cloud-based enterprise messaging platform 2.500 enabling brands to communicate with their customers via all major mobile messaging channels (SMS, MMS, RCS, Push, OTT) for a variety of use cases 1,907 2.000 • Connect: API allowing clients to directly connect to mGage’s platform for use in their own campaign management platforms 1.500 mGage Distinctive Attributes • Direct physical network connections to, and commercial contracts 1.000 (1) with, the top four U.S. carrier networks • 300+ enterprise clients, including several of the world’s most recognized brands 673 500 • Cloud-based offering across all messaging channels and seamless API interoperability • Ultra low-latency network built on modern infrastructure 0 • Re-occurring message volume and negligible churn Jan-17 Oct-17 Jul-18 Apr-19 Jan-20 Oct-20 • 20%+ revenue growth and generating free cash flow at scale Total Global Messaging ___________________________ 9 1 Prior to the recent combination of T-Mobile and Sprint Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialCLEAR LEADER AND SCARCE ASSET PERFECTLY ALIGNED WITH INDUSTRY TRENDS mGage is a clear leader in the mobile messaging industry with a highly valuable set of business and financial characteristics Continuous Growth in mGage Solutions Overview Messaging Volume (Millions) • Communicate Pro: Cloud-based enterprise messaging platform 2.500 enabling brands to communicate with their customers via all major mobile messaging channels (SMS, MMS, RCS, Push, OTT) for a variety of use cases 1,907 2.000 • Connect: API allowing clients to directly connect to mGage’s platform for use in their own campaign management platforms 1.500 mGage Distinctive Attributes • Direct physical network connections to, and commercial contracts 1.000 (1) with, the top four U.S. carrier networks • 300+ enterprise clients, including several of the world’s most recognized brands 673 500 • Cloud-based offering across all messaging channels and seamless API interoperability • Ultra low-latency network built on modern infrastructure 0 • Re-occurring message volume and negligible churn Jan-17 Oct-17 Jul-18 Apr-19 Jan-20 Oct-20 • 20%+ revenue growth and generating free cash flow at scale Total Global Messaging ___________________________ 9 1 Prior to the recent combination of T-Mobile and Sprint Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

HIGHLY ATTRACTIVE, DEEPLY ENTRENCHED ENTERPRISE CLIENT BASE mGage’s enterprise client base is diversified across end markets and comprises several of the world’s most well-known brands Enterprise Clients Top 10 Client Tenure Commentary Blue-chip, diversified base of 300+ enterprise clients • mGage’s top-10 clients average a tenure of 10.2 years, with several clients greater than 10 years Financial Emergency Telecom Services Alerts • Longest tenured clients are 16 years Media Cable Enterprise Gaming, Software Travel & Providers Retail Hospitality 10 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialHIGHLY ATTRACTIVE, DEEPLY ENTRENCHED ENTERPRISE CLIENT BASE mGage’s enterprise client base is diversified across end markets and comprises several of the world’s most well-known brands Enterprise Clients Top 10 Client Tenure Commentary Blue-chip, diversified base of 300+ enterprise clients • mGage’s top-10 clients average a tenure of 10.2 years, with several clients greater than 10 years Financial Emergency Telecom Services Alerts • Longest tenured clients are 16 years Media Cable Enterprise Gaming, Software Travel & Providers Retail Hospitality 10 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

NUMEROUS LEVERS AVAILABLE TO CONTINUE RAPID GROWTH AND FREE CASH FLOW GENERATION mGage has an opportunity to accelerate growth above its plan under new ownership by executing on a variety of organic and inorganic initiatives; its track record of successful investment positions the business for continued success 2020 & Beyond 2018-2019 2017 § Product Innovation and Enhancement 2016 § Increase Penetration within Existing Client § International Expansion Organizations § RCS Launch § Infrastructure Upgrades § International Expansion § Major Infrastructure § White Label § M&A Upgrades Configurability § Provisioning Capabilities 11 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialNUMEROUS LEVERS AVAILABLE TO CONTINUE RAPID GROWTH AND FREE CASH FLOW GENERATION mGage has an opportunity to accelerate growth above its plan under new ownership by executing on a variety of organic and inorganic initiatives; its track record of successful investment positions the business for continued success 2020 & Beyond 2018-2019 2017 § Product Innovation and Enhancement 2016 § Increase Penetration within Existing Client § International Expansion Organizations § RCS Launch § Infrastructure Upgrades § International Expansion § Major Infrastructure § White Label § M&A Upgrades Configurability § Provisioning Capabilities 11 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

mGage FINANCIAL OVERVIEW Strong Continuing CAGR (%) ’19A- (1) Revenue Growth Driven by Total Revenue ($USD Millions) 21E $173.1 $139.3 $111.9 Continued volume growth in mobile 24.4% messaging 2019A 2020E 2021E Y-o-Y 24.5% 24.3% Growth (%) (1) Gross Profit ($USD Millions) Strong momentum in international $53.8 $51.4 $39.2 17.3% Increasing penetration within existing 2019A 2020E 2021E Gross Profit client base 35.0% 36.9% 31.1% Margin (%) Meaningful Margin (1, 2) Adjusted EBITDA ($USD Millions) Expansion Driven by $31.8 $30.5 $18.6 30.7% Continued volume growth in mobile messaging 2019A 2020E 2021E EBITDA 16.6% 21.9% 18.4% Margin (%) ___________________________ 1 Based on unaudited results for mGage 2 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; represents Adjusted Segment 12 EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialmGage FINANCIAL OVERVIEW Strong Continuing CAGR (%) ’19A- (1) Revenue Growth Driven by Total Revenue ($USD Millions) 21E $173.1 $139.3 $111.9 Continued volume growth in mobile 24.4% messaging 2019A 2020E 2021E Y-o-Y 24.5% 24.3% Growth (%) (1) Gross Profit ($USD Millions) Strong momentum in international $53.8 $51.4 $39.2 17.3% Increasing penetration within existing 2019A 2020E 2021E Gross Profit client base 35.0% 36.9% 31.1% Margin (%) Meaningful Margin (1, 2) Adjusted EBITDA ($USD Millions) Expansion Driven by $31.8 $30.5 $18.6 30.7% Continued volume growth in mobile messaging 2019A 2020E 2021E EBITDA 16.6% 21.9% 18.4% Margin (%) ___________________________ 1 Based on unaudited results for mGage 2 Adjusted EBITDA includes certain adjustments, without limitation, for non-cash, non-recurring, and out of period items. Some of the adjustments for 2020 have only been computed for Q1 at this time; represents Adjusted Segment 12 EBITDA excluding corporate allocation Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

INDUSTRY OVERVIEW 13 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialINDUSTRY OVERVIEW 13 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential

KALEYRA'S LARGE AND HIGH-GROWTH TAM How the markets will evolve – forecasts CPaaS market is expected to reach $25.9 billion in 2025 from $7.2 billion in 2020 (1) A2P Messaging Market The size of the global A2P messaging market will grow from $61B in 2019 to $78B in 2022 (2) Contact Centers Market The overall end-user spending for contact center solutions will grow at a 7.1% CAGR in current U.S. dollars to reach $15.2 billion in 2023 (3) Chatbots Usage The volume of chatbot usage is expected to grow by 84% globally (2018 – 2023). In the United States, access to chatbots will grow YoY by 160%, in India by 342%, in Western Europe 170%. (4) Video Conferencing Market The global video conferencing market size was USD 5.32 billion in 2019 and is projected to reach USD 10.92 billion by 2027, exhibiting a CAGR of 9.7% during the forecast period. Average Expected CAGR: +29.5% ___________________________ Source: Juniper Research, CPaaS-2020-2025-Deep-Dive-Data-and-Forecasting 1 Statista estimates, Credence Research (2020) 2 Gartner, Forecast Analysis: Contact Centers, Worldwide (2019) 3 Source: Juniper Research (2020) 14 4 Source: Fortune Business Insights (2020) Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 29.5% CAGRKALEYRA'S LARGE AND HIGH-GROWTH TAM How the markets will evolve – forecasts CPaaS market is expected to reach $25.9 billion in 2025 from $7.2 billion in 2020 (1) A2P Messaging Market The size of the global A2P messaging market will grow from $61B in 2019 to $78B in 2022 (2) Contact Centers Market The overall end-user spending for contact center solutions will grow at a 7.1% CAGR in current U.S. dollars to reach $15.2 billion in 2023 (3) Chatbots Usage The volume of chatbot usage is expected to grow by 84% globally (2018 – 2023). In the United States, access to chatbots will grow YoY by 160%, in India by 342%, in Western Europe 170%. (4) Video Conferencing Market The global video conferencing market size was USD 5.32 billion in 2019 and is projected to reach USD 10.92 billion by 2027, exhibiting a CAGR of 9.7% during the forecast period. Average Expected CAGR: +29.5% ___________________________ Source: Juniper Research, CPaaS-2020-2025-Deep-Dive-Data-and-Forecasting 1 Statista estimates, Credence Research (2020) 2 Gartner, Forecast Analysis: Contact Centers, Worldwide (2019) 3 Source: Juniper Research (2020) 14 4 Source: Fortune Business Insights (2020) Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 29.5% CAGR

mGage's LARGE AND HIGH-GROWTH TAM ~$79 billion Mobile Advertising industry growing ~30% annually (1) U.S. Mobile Ad Revenue ($USD Billions) Commentary $79 • US mobile advertising growth of ~30% is being driven by an (1) audience migration from desktop to mobile $63 (2) • By 2023, mobile will surpass 2/3 of total digital ad spending $47 • In Q3 2019, mobile comprised 88% of total social media ad spending (3) $36 • Data consistently show that for most websites, the majority of traffic (4) comes from mobile devices • Over half of spending on search comes from mobile devices, which firmly plants SEM—digital marketing’s largest channel— as a (3) mobile-first experience 2016A 2017A 2018A 2019A ___________________________ Source: S&P Global, eMarketer, Perficient, Mobilemarketer 4 1 “U.S. Mobile and Desktop Digital Ad Revenues, 2009-2023 ($B).” SNL Kagan / S&P Global, December 2019 2 “U.S. Digital Ad Spending Will Surpass Traditional in 2019.” eMarketer, February 2019 3 “Mobile Snags 70% of All Paid Search Impressions in Q3, Study Finds.” MarketingDive.com, October 2019 15 4 “Mobile vs. Desktop Usage in 2019.” Perficient Inc., April 2019 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential ~30% 2016A-2019A CAGRmGage's LARGE AND HIGH-GROWTH TAM ~$79 billion Mobile Advertising industry growing ~30% annually (1) U.S. Mobile Ad Revenue ($USD Billions) Commentary $79 • US mobile advertising growth of ~30% is being driven by an (1) audience migration from desktop to mobile $63 (2) • By 2023, mobile will surpass 2/3 of total digital ad spending $47 • In Q3 2019, mobile comprised 88% of total social media ad spending (3) $36 • Data consistently show that for most websites, the majority of traffic (4) comes from mobile devices • Over half of spending on search comes from mobile devices, which firmly plants SEM—digital marketing’s largest channel— as a (3) mobile-first experience 2016A 2017A 2018A 2019A ___________________________ Source: S&P Global, eMarketer, Perficient, Mobilemarketer 4 1 “U.S. Mobile and Desktop Digital Ad Revenues, 2009-2023 ($B).” SNL Kagan / S&P Global, December 2019 2 “U.S. Digital Ad Spending Will Surpass Traditional in 2019.” eMarketer, February 2019 3 “Mobile Snags 70% of All Paid Search Impressions in Q3, Study Finds.” MarketingDive.com, October 2019 15 4 “Mobile vs. Desktop Usage in 2019.” Perficient Inc., April 2019 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential ~30% 2016A-2019A CAGR

THE KALEYRA / mGage COMBINATION WILL SERVE A LARGE, HIGH-GROWTH TOTAL ADDRESSABLE MARKET Kaleyra and mGage sit at the confluence of global mega-trends in B2C messaging and interactive media Global A2P (Appl. To person) Message Market ($USD Billions) Call Center Market ($USD Billions) Video Conf. Market ($USD Billions) Strong end market growth in Kaleyra capabilities in call centers and video conferencing $15,2 $10,9 $10,8 $5,3 2020 2027 2020 2025 Global CPaaS Market ($USD Billions) Global A2P (Appl. To person) Message Market ($USD Bn) Rapid growth in global chatbot usage expected in the near future The global Application to Person messaging market is expected to grow at 8%+ CAGR to reach ~78bn in 2022) 342% $78,0 $61,0 170% 160% 84% Global India Western Europe US 2019 2022 ___________________________ 16 Source: Company presentations. Company filings Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 8% CAGR 7% CAGR CAGR 9% THE KALEYRA / mGage COMBINATION WILL SERVE A LARGE, HIGH-GROWTH TOTAL ADDRESSABLE MARKET Kaleyra and mGage sit at the confluence of global mega-trends in B2C messaging and interactive media Global A2P (Appl. To person) Message Market ($USD Billions) Call Center Market ($USD Billions) Video Conf. Market ($USD Billions) Strong end market growth in Kaleyra capabilities in call centers and video conferencing $15,2 $10,9 $10,8 $5,3 2020 2027 2020 2025 Global CPaaS Market ($USD Billions) Global A2P (Appl. To person) Message Market ($USD Bn) Rapid growth in global chatbot usage expected in the near future The global Application to Person messaging market is expected to grow at 8%+ CAGR to reach ~78bn in 2022) 342% $78,0 $61,0 170% 160% 84% Global India Western Europe US 2019 2022 ___________________________ 16 Source: Company presentations. Company filings Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential 8% CAGR 7% CAGR CAGR 9%

KALEYRA / mGage – COMBINATION WILL CREATE A LEADING GLOBAL CPaaS POWERHOUSE Top-5 CPaaS Solutions Provider With Leading “Co-Creator” Model and Integrated Capabilities 1 Across Mobile CPaaS, Marketing and Engagement Unique Solution Provider with Direct Connections to All Tier I US Carriers, ~95% 2 Penetration Rate in Italian Banking Sector and Leading Presence in Fast Growing India Market Scalable Financial Profile Highlighted by High Growth, Increasing Profitability and 3 Robust Free Cash Flow + Entrenched, Long-Term and Blue-Chip Client Base Across Diverse and 4 Attractive End-Markets Global Scale and Well-Invested R&D Capabilities 5 Top-Tier, Visionary Management Team with Deep Leadership Bench 6 17 Copyright © Kaleyra, Inc. 2021 Strictly Private and ConfidentialKALEYRA / mGage – COMBINATION WILL CREATE A LEADING GLOBAL CPaaS POWERHOUSE Top-5 CPaaS Solutions Provider With Leading “Co-Creator” Model and Integrated Capabilities 1 Across Mobile CPaaS, Marketing and Engagement Unique Solution Provider with Direct Connections to All Tier I US Carriers, ~95% 2 Penetration Rate in Italian Banking Sector and Leading Presence in Fast Growing India Market Scalable Financial Profile Highlighted by High Growth, Increasing Profitability and 3 Robust Free Cash Flow + Entrenched, Long-Term and Blue-Chip Client Base Across Diverse and 4 Attractive End-Markets Global Scale and Well-Invested R&D Capabilities 5 Top-Tier, Visionary Management Team with Deep Leadership Bench 6 17 Copyright © Kaleyra, Inc. 2021 Strictly Private and Confidential